Lincoln Educational Services Corporation
13 Sylvan Way, Suite A
Parsippany, New Jersey 07054

December 19, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Cara Wirth

Re:	Lincoln Educational Services Corporation
Registration Statement on Form S-3
Filed December 12, 2024
File No. 333-283768

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Wirth and Members of the Staff:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Lincoln Educational Services Corporation (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-283768) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4:00 p.m., Eastern Time, on Friday, December 20, 2024 or as soon as practicable thereafter.

Please contact our counsel, Michele Vaillant at McCarter & English, LLP, at (973) 639-2011 or by email to mvaillant@mccarter.com with any questions.

Thank you for your prompt attention to this matter.

Very truly yours,

/s/ Brian K. Meyers
Brian K. Meyers
Executive Vice President and Chief Financial Officer

cc:	Michele Vaillant, Esq., McCarter & English, LLP
Howard Berkower, Esq., McCarter & English, LLP